UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

 Under the Securities Exchange Act of 1934

ZOOM TELEPHONICS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98978K107
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.98978K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas Patrick Manning Jr. Family Trust U/A – dated December 23, 2008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 84,363
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,363
9.	Aggregate Amount Beneficially Owned by each Reporting Person 84,363 shares of Common Stock.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.5%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No.98978K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Margaret Manning
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 84,363
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,363
9.	Aggregate Amount Beneficially Owned by each Reporting Person 84,363 shares of Common Stock.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.98978K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Audrey Manning
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 84,363
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,363
9.	Aggregate Amount Beneficially Owned by each Reporting Person 84,363 shares of Common Stock.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.98978K107

Item 1(a). Name of Issuer:

Zoom Telephonics, Inc.

Item 1(b). Address of Issuerís Principal Executive Offices:

99 High Street, Boston, Massachusetts 02110

 Item 2(a). Name of Person Filing:

Thomas Patrick Manning Jr. Family Trust U/A – dated December 23, 2008

Margaret Manning

Audrey Manning

Item 2(b). Address of Principal Business Office or, if none, Residence:

6 Bellerive Country Club Grounds

Town and Country, MO 63141

 Item 2(c). Citizenship:

Thomas Patrick Manning Jr. Family Trust U/A – dated December 23, 2008 (the “Trust”) is a trust formed under the laws of the State of Missouri

Margaret Manning and Audrey Manning – United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:

98978K107

CUSIP No.98978K107

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4. Ownership

(a)           Amount beneficially owned: As of February 14, 2018, the Trust held 84,363 shares of Common Stock. All shares of Common Stock held by the Trust may be deemed to be beneficially owned by Margaret Manning and Audrey Manning as co-trustees of the Trust.

(b)
Percent of class: 0.5% (Based on 15,874,040 shares issued and outstanding as of February 13, 2018)

(c)           Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 0
(ii)
Shared power to vote or to direct the vote: * see explanation below
(iii)
Sole power to dispose or to direct the disposition of: 0
(iv)
Shared power to dispose or to direct the disposition of:

As co-trustees of the Trust, Margaret Manning and Audrey Manning have shared voting and dispositive power with respect to the 84,363 shares of Common Stock held by such trust. Either Margaret Manning or Audrey Manning, acting alone, may vote or dispose of these shares of Common Stock.

 Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☑

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

 Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

N/A

 Item 8. Identification and Classification of Members of a Group

N/A

 Item 9. Notice of Dissolution of Group

N/A

 Item 10. Certification

N/A

CUSIP No.98978K107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2017	/s/ Margaret Manning
Margaret Manning

Dated: February 15, 2017	/s/ Audrey Manning
Audrey Manning

Thomas Patrick Manning Jr. Family Trust U/A – dated December 23, 2008

Dated: February 15, 2017	By:	/s/ Margaret Manning
Margaret Manning, Co-Trustee

Dated: February 15, 2017	By:	/s/ Audrey Manning
Audrey Manning, Co-Trustee

Exhibit A
Joint Filing Agreement

This Joint Filing Agreement is dated as of February 15, 2017, by and among Margaret Manning, Audrey Manning and Thomas Patrick Manning Jr. Family Trust U/A – dated December 23, 2008.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1.
The Schedule 13G with respect to Zoom Telephonics, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.
2.
Each of the parties hereto is eligible to use the Schedule 13G.
3.
Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

/s/ Margaret Manning
Margaret Manning

/s/ Audrey Manning
Audrey Manning

Thomas Patrick Manning Jr. Family Trust U/A – dated December 23, 2008

/s/ Margaret Manning
By: Margaret Manning, Co-Trustee

/s/ Audrey Manning
Audrey Manning, Co-Trustee